Exhibit 99.1

January 14, 2026

Broadwood Partners, L.P.
c/o Broadwood Capital, Inc.
156 West 56th Street, 3rd Floor
New York, New York 10019

Re: STAAR Surgical Company

Dear Mr. Bradsher:

This letter agreement (this “Agreement”), effective as of January 14, 2026 (the “Effective Date”), is intended to memorialize the understandings and agreements that have been reached between STAAR Surgical Company (the “Company”) and Broadwood Partners, L.P. (collectively with its Affiliates (as defined below), “Broadwood”) regarding compositional changes to the board of directors of the Company (the “Board”) and certain other matters, as provided in this Agreement. The Company and Broadwood are together referred to herein as the “Parties,” and each of the Company and Broadwood, respectively, a “Party.”

In consideration of the promises, representations and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Board Composition Changes.

a.	On the Effective Date, the Board, and all applicable committees of the Board, shall take all necessary actions to: (i) accept the resignations of Stephen C. Farrell and Elizabeth Yeu from the Board; (ii) increase the size of the Board from six to seven directors; and (iii) appoint Neal C. Bradsher, Christopher Min Fang Wang and Richard T. LeBuhn (each, a “New Director”) to the Board in order to fill the newly created vacancies resulting from the increased size of the Board and the resignations of Mr. Farrell and Ms. Yeu. Mr. Farrell will also resign or retire as CEO of the Company as of January 31, 2026 or at an earlier time determined by the Board.

b.	The Board, and all applicable committees of the Board, shall take all necessary actions to nominate each New Director as a candidate for election to the Board at the Company’s 2026 annual meeting of stockholders (including, without limitation, any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “2026 Annual Meeting”). The Company shall recommend, support and solicit proxies for the election of each New Director at the 2026 Annual Meeting in a manner no less rigorous and favorable than the manner in which the Company supports the Board’s other nominees.

c.	From the Effective Date until the conclusion of the Company’s 2027 annual meeting of stockholders (including, without limitation, any adjournments or postponements thereof and any meeting which may be called in lieu thereof), the size of the Board shall not exceed seven directors.

2. No Special Meeting. From the Effective Date until the first anniversary of the 2025 annual meeting of stockholders (June 18, 2026), Broadwood agrees that it and its Affiliates shall not, nor shall it encourage any other person to, request that the Company call a special meeting of the Company’s stockholders for any reason.

3. Mutual Non-Disparagement. Except for such truthful statements as may be required by applicable law or the rules of any self-regulatory organization, neither Party shall, nor shall it permit any of its Representatives to, directly or indirectly, in any capacity or manner, make, transmit or otherwise communicate any public statement of any kind, whether verbal, in writing, electronically transferred or otherwise, including, without limitation, to any member of the media, that constitutes an ad hominem attack on, or otherwise disparages or defames the other Party (including, without limitation, in each case, its current and former directors, officers, employees and Affiliates). “Representatives” means (a) a person’s Affiliates and Associates (each as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended) and (b) its and their respective directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents and other representatives acting in a capacity on behalf of, in concert with or at the direction of such person or its Affiliates or Associates; provided, that when used with respect to the Company, “Representatives” shall not include any non-executive employees.

4. Mutual Liability Releases.

a.	As of the Effective Date, the Company permanently, fully and completely releases, acquits and discharges Broadwood and Broadwood’s Affiliates and Associates (including, without limitation, in each case its current directors, officers and employees), jointly or severally, of and from any and all claims, demands, damages, causes of action, debts, liabilities, controversies, judgments and suits of every kind and nature whatsoever, foreseen, unforeseen, known or unknown, that the Company has had, now has, or may have against any of Broadwood and/or Broadwood’s Affiliates or Associates (including, without limitation, in each case its current directors, officers and employees), collectively, jointly or severally, based on any facts, developments or circumstances existing at any time prior to and including the Effective Date, including, without limitation, any and all such claims arising out of or in any way whatsoever related to Broadwood’s involvement with the Company.

b.	As of the Effective Date, Broadwood (on behalf of itself and each of its Affiliates) permanently, fully and completely releases, acquits and discharges the Company and the Company’s Affiliates and Associates (including, without limitation, in each case its current directors, officers and employees), jointly or severally, of and from any and all claims, demands, damages, causes of action, debts, liabilities, controversies, judgments and suits of every kind and nature whatsoever, foreseen, unforeseen, known or unknown, that Broadwood has had, now has, or may have against any of the Company and/or the Company’s Affiliates or Associates (including, without limitation, in each case its current directors, officers and employees), collectively, jointly or severally, based on any facts, developments or circumstances existing at any time prior to and including the Effective Date, including, without limitation, any and all such claims arising out of or in any way whatsoever related Broadwood’s or its Affiliates’ involvement with the Company.[1]

c.	The Parties each acknowledge that as of the time of the Effective Date, the Parties may have claims against one another that a Party does not know or suspect to exist in its favor, including, but not limited to, claims that, had they been known, might have affected the decision to enter into this Agreement, or to provide the releases set forth in this Section 4. In connection with any such claims, the Parties agree that they intend to waive, relinquish and release any and all provisions, rights and benefits in any state or territory of the United States or other jurisdiction that purports to limit the application of a release to unknown claims, or to facts unknown at the time the release was entered into. In connection with this waiver, the Parties acknowledge that they, or any of them, may (including, without limitation, after the Effective Date) discover facts in addition to or different from those known or believed by them to be true with respect to the subject matter of the releases set forth in this Section 4, but it is the intention of the Parties to complete, fully, finally and forever compromise, settle, release, discharge and extinguish any and all claims that they may have one against another, known or unknown, suspected or unsuspected, contingent or absolute, accrued or unaccrued, apparent or unapparent, that now exist or previously existed, without regard to the subsequent discovery of additional or different facts. The Parties acknowledge that the foregoing waiver is a key, bargained-for element to this Agreement and the releases that are part of it.

5. Mutually Agreed-Upon Press Release. Promptly following the Effective Date, the Company shall issue a press release (the “Press Release”), in the form attached hereto as Exhibit A, announcing, among other things, certain terms of this Agreement. Neither the Company nor Broadwood shall make or cause to be made, and the Company and Broadwood shall cause their respective Affiliates and Associates not to make or cause to be made, any public announcement or statement with respect to the subject matter of this Agreement that is contrary to the statements made in the Press Release or the terms of this Agreement without prior written consent of the other Party, except to the extent required by law or the rules of any national securities exchange.

[1]	The release does not extend to claims Broadwood or its Affiliates may have as a passive member of a shareholder class action lawsuit, provided that Broadwood and its Affiliates do not solicit, knowingly encourage, promote, assist or otherwise support such class action lawsuit.

6. SEC Filings. No later than four business days following the execution of this Agreement, the Company shall file with the U.S. Securities and Exchange Commission (the “SEC”) a Current Report on Form 8-K reporting its entry into this Agreement and appending this Agreement as an exhibit thereto. No later than two business days following the execution of this Agreement, Broadwood shall file with the SEC an amendment to its Schedule 13D reporting its entry into this Agreement and appending this Agreement as an exhibit thereto. Each Party shall provide the other Party with a reasonable opportunity to review and comment on its applicable SEC filing prior to such respective report or schedule being filed and consider in good faith any comments of the other Party.

7. Reimbursement of Expenses.

a.	The Company shall promptly reimburse Broadwood for its reasonable and documented out-of-pocket fees and expenses (including legal expenses) incurred by Broadwood in connection with its engagement with the Company, including, without limitation, the special meeting of stockholders of the Company originally scheduled for October 23, 2025 and postponed and held on January 6, 2026 (the “Proposed Merger Special Meeting”), the negotiation and execution of this Agreement and the transactions contemplated hereby; provided that the Company shall not be required to reimburse Broadwood for an aggregate amount in excess of $6 million.

b.	The Company agrees that it will agree to reimburse each of Yunqi Capital and Defender Capital for expenses it reasonably incurred in connection with the Proposed Merger Special Meeting; provided that the Company shall not be required to reimburse Yunqi Capital and Defender Capital for an aggregate amount in excess of $1 million in the case of Yunqi Capital and $25,000 in the case of Defender Capital.

8. Miscellaneous.

a.	Any Party (the “Non-Breaching Party”) may terminate this Agreement if the other Party commits a breach of this Agreement (the “Breaching Party”) that is not cured within fifteen calendar days after the Breaching Party’s receipt of written notice from the Non-Breaching Party or, if impossible to cure within fifteen calendar days, which the Breaching Party has not taken any substantive action to cure within such fifteen-day period. Notwithstanding anything to the contrary herein, Section 4 shall survive any termination of this Agreement.

b.	Each Party acknowledges and agrees that irreparable harm to the other Party may occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including, without limitation, the payment of money damages). Accordingly, each Party will be entitled to specifically enforce the covenants and other agreements of the other Party contained in this Agreement and to obtain injunctive relief restraining the other Party from breaching or threatening to breach this Agreement, and the other Party will not take action, directly or indirectly, in opposition to the Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. The Parties further agree to waive any requirement for the security or posting of any bond in connection with any such relief. The prevailing Party that obtains a final, non-appealable order shall be entitled to recover its fees and expenses incurred with respect to any action from the non-prevailing Party. The remedies available pursuant to this Section 8(b) shall not be deemed to be the exclusive remedies for a breach of this Agreement but shall be in addition to all other remedies available at law or equity.

c.	Each Party represents and warrants that it is duly authorized and has legal capacity to execute and deliver this Agreement. Each Party represents and warrants to the other Parties that the execution and delivery of this Agreement and the performance of such Party’s obligations hereunder have been duly authorized and that this Agreement is a valid and legal agreement binding on such Party and enforceable in accordance with its terms.

d.	Any notices required or permitted to be given under this Agreement shall be in writing and shall be delivered by overnight courier or electronic mail with confirmation of receipt to the addresses specified on the signature page of this Agreement.

e.	This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Signatures to this Agreement transmitted by electronic mail shall have the same effect as physical delivery of the paper document bearing the original signature. No modifications of this Agreement can be made except in writing signed by each of the Parties.

f.	If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Any provision held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The Parties further agree to replace such invalid or unenforceable provision with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

g.	This Agreement and all disputes or controversies out of or related to this Agreement shall be deemed to be made under the laws of the State of Delaware and for all purposes shall be governed by, and construed in accordance with, the laws of such State applicable to contracts to be made and performed entirely within such State, without reference to conflicts of laws principles.

(Signature Pages Follow)

If the foregoing accurately sets forth our agreements, please sign this Agreement where indicated below.

Sincerely,

STAAR SURGICAL COMPANY

By:	/s/ Stephen C. Farrell
	Name:	Stephen C. Farrell
	Title:	Chief Executive Officer

Address for Notices for the Company:

STAAR Surgical Company

Attn: Nathaniel Sisitsky

25510 Commercentre Dr.

Lake Forest, California 92630

Email: nsisitsky@staar.com

ACKNOWLEDGED AND AGREED:

BROADWOOD PARTNERS, L.P.

By:	Broadwood Capital, Inc., its general partner

By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President of Broadwood Capital, Inc.

Address for Notices for Broadwood:

Broadwood Partners, L.P.

c/o Broadwood Capital, Inc.

Attn: Neal C. Bradsher

156 West 56th Street, 3rd Floor

New York, New York 10019

Email: neal@broadwoodcapital.com

Exhibit A

STAAR Surgical and Broadwood Partners Enter Into Cooperation Agreement

Neal Bradsher and Richard LeBuhn of Broadwood and Christopher Wang of Yunqi Capital have Joined STAAR Board

STAAR Chair Elizabeth Yeu and CEO Stephen Farrell have Stepped Down from the Board

Farrell will Remain CEO until January 31, 2026

Lake Forest, CA - (BUSINESS WIRE) - STAAR Surgical Company (“STAAR” or the “Company”) (NASDAQ: STAA), the global leader in phakic IOLs with the EVO family of Implantable Collamer® Lenses (EVO ICL™) for vision correction, and Broadwood Partners, L.P. and its affiliates (“Broadwood”), which together own 31% of STAAR’s outstanding common stock, today announced that Neal C. Bradsher and Richard T. LeBuhn of Broadwood and Christopher Wang of Yunqi Capital, which with its affiliates owns 6.5% of STAAR’s outstanding common stock, have joined STAAR’s Board of Directors (the “Board”), effective immediately.

These changes were made in connection with a cooperation agreement entered into between the Company and Broadwood (the “Cooperation Agreement”). As part of the Cooperation Agreement, STAAR Chair Elizabeth Yeu and CEO Stephen Farrell have stepped down as members of the Board, while Mr. Farrell will remain CEO until January 31, 2026. The STAAR Board has expanded its size from six members to seven. The renewed Board intends to make additional announcements regarding STAAR’s next Chair and CEO in the near term.

STAAR director Louis Silverman said:

“We welcome our new Board members, who bring to STAAR expertise with respect to relevant public market investments, healthcare, and business in China, as well as the perspectives of long-term investors and supporters of STAAR. We will work together to enhance profitability and drive sustainable, long-term value creation. We are grateful to Liz and Steve for their service on STAAR’s Board, and we appreciate Steve’s leadership as CEO. We wish them both well.”

Neal C. Bradsher, Broadwood Founder and President, said:

“I am honored to join STAAR’s Board. The Company’s leading technology, strong financial position, and privileged market position provide it with the opportunity to achieve growth and profit margin expansion. As STAAR’s largest shareholder, Broadwood is committed to helping the Company realize its full potential. I want to thank Liz Yeu for her early recognition of the advantages of the ICL over tissue removal refractive procedures. I want to thank Steve Farrell for leading STAAR out of a difficult situation in early 2025 and back to profitability and cash flow generation. And I look forward to working with Art Butcher, an accomplished senior executive of one of the world’s most successful medical device companies, as well as my other new colleagues on the STAAR Board. I believe that the exit compensation package provided to Steve by the prior board was appropriate based on the conditions at the time.”

Broadwood has agreed to certain customary standstill provisions in connection with the Cooperation Agreement. The Cooperation Agreement will be filed by the Company with the U.S. Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K.

About Neal C. Bradsher

Mr. Bradsher has been Founder and President of Broadwood Capital, Inc., a private investment firm, since 2002. Broadwood Capital, Inc. is the general partner of Broadwood Partners, L.P., which is currently the Company’s largest stockholder. Mr. Bradsher holds a B.A. degree in economics from Yale College and is a Chartered Financial Analyst. Mr. Bradsher is currently a director at Lineage Cell Therapeutics, Inc., and served as a director of Questcor Pharmaceuticals, Inc. (QCOR), from 2004 until Questcor was acquired in 2014.

About Richard T. LeBuhn

Mr. LeBuhn serves as Executive Vice President at Broadwood Capital, Inc. Previously, Mr. LeBuhn was Principal of Broadfield Capital Management, LLC., and Vice President of Derchin Management. Mr. LeBuhn previously served as a director on the boards of Asterias Biotherapeutics, Inc. and Comarco, Inc. Mr. LeBuhn received a M.B.A. in Finance with Distinction from Columbia University Graduate School of Business. He received a B.A. in Economics from St. Lawrence University.

About Christopher M. Wang

Mr. Wang is the founder and CIO of Yunqi Capital. Prior to forming Yunqi Capital, Mr. Wang worked as a senior investment professional for Owl Creek Asset Management at the long/short equity hedge fund Owl Creek Asia based in Hong Kong from 2008 to 2017. Mr. Wang started his career as a senior analyst and was promoted to Assistant Portfolio Manager in 2013 and then to Co-Portfolio Manager in 2015. In the capacity of both Assistant Portfolio Manager and Co-Portfolio Manager, Mr. Wang was responsible for all aspects of the investment process. From 2004 to 2007, Mr. Wang was the General Manager, Corporate Finance Department of China Merchants (Holdings) International Ltd.

About STAAR Surgical

STAAR Surgical (NASDAQ: STAA) is the global leader in implantable phakic intraocular lenses, a vision correction solution that reduces or eliminates the need for glasses or contact lenses. Since 1982, STAAR has been dedicated solely to ophthalmic surgery, and for 30 years, STAAR has been designing, developing, manufacturing, and marketing advanced Implantable Collamer® Lenses (ICLs), using its proprietary biocompatible Collamer material. STAAR ICL’s are clinically proven to deliver safe long-term vision correction without removing corneal tissue or the eye’s natural crystalline lens. Its EVO ICL™ product line provides visual freedom through a quick, minimally invasive procedure. STAAR has sold more than 3 million ICLs in over 75 countries. Headquartered in Lake Forest, California, the company operates research, development, manufacturing, and packaging facilities in California and Switzerland. For more information about ICL, visit www.EVOICL.com. To learn more about STAAR, visit www.staar.com.

About Broadwood

Broadwood Partners, L.P. is managed by Broadwood Capital, Inc. Broadwood Capital is a private investment firm based in New York City. Neal Bradsher is the President of Broadwood Capital.

About Yunqi Capital

Yunqi Capital is a Hong Kong headquartered investment manager with over US$250 million in assets under management. The firm deploys a fundamental long-short equity strategy, with a concentrated portfolio, that is primarily invested in the equity securities of companies with a significant China connection. Yunqi Capital is led by CIO Chris Wang, an experienced portfolio manager with a strong track record of generating attractive returns on capital, controlling portfolio risk and managing investment teams.

Media Contact:

Connie Johnson

cjohnson@staar.com

(626) 303-7902 (ext. 2207)